KiOR, Inc. 13001 Bay Park Road Pasadena, TX 77507 Ph: (281) 694-8700 FAX: (281) 694-8799

July 17, 2013

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cash

                 Dale Welcome

Re:	KiOR, Inc.
Form 10-K
Filed March 18, 2013
File No. 1-35213

Dear Mr. Cash:

We are in receipt of your letter dated June 19, 2013 regarding your review of our Annual Report on Form 10-K, filed on March 18, 2013, and we have provided in our letter our responses to the staff’s comments. Each comment, together with our response thereto, is set out below:

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Critical Accounting Policies and Estimates, page 34

1.	Please revise future filings to identify common stock warrant accounting as a critical accounting policy and provide a comprehensive discussion of management’s judgments as to the assumptions used to determine the fair value of your warrants. Alternatively, please explain to us why you do not believe common stock warrant accounting is a critical accounting policy.

In future filings, the Company will identify common stock warrant accounting as a critical accounting policy and will include the following disclosure:

Common Stock Warrants

We estimate the fair value of our common stock warrants using the Black-Scholes option-pricing model (the “Black-Scholes model”). The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of certain assumptions, including assumptions relating to the risk-free interest rate, the expected term and expected volatility, which materially affect the fair value estimates. The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the warrant’s expected term. Expected term represents the period that our common stock warrants are expected to be outstanding. In the case of our common stock warrants issued under the Loan and Security Agreement we have with 1538731 Alberta Ltd. as agent and lender, 1538716 Alberta Ltd. as lender, who we refer to collectively as the Alberta Lenders, and KFT Trust, Vinod Khosla, Trustee, as lender, who we refer to as Khosla, the warrants generally have a term of seven years. The expected volatility was based on the historical stock volatilities of several comparable publicly-traded companies over a period equal to the expected terms of the warrants, as we do not have a long trading history to use to estimate the volatility of our own common stock. Our expected dividend yield was assumed to be zero as we have not paid, and do not anticipate paying, cash dividends on our shares of common stock.

Securities and Exchange Commission

July 17, 2013

We will continue to use judgment in evaluating the expected volatility, lives, and dividend rate related to our common stock warrants on a prospective basis and incorporating these factors into our warrant-valuation model.

Liquidity and Capital Resources, page 39

Alberta Lenders / Khosla Term Loan, page 40

2.	We note your disclosure of certain financial covenants related to the Alberta Lenders / Khosla Term Loan. To the extent that it is reasonably likely that you will not meet any significant financial covenant, please revise your future filings to also present, for the most significant and restrictive covenants, the actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts permitted at the reporting date, as applicable. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. Refer to Section 501.13.c of the SEC Codification of Financial Reporting Policies.

The Company acknowledges the staff’s comments and advises the staff that it believes it is reasonably likely that it will be able to continue to comply with the significant and/or restrictive financial covenants under the Alberta Lenders/Khosla Term Loan. In addition, the nature of the covenants are such that they do not impose reportable minimum/maximum ratio/amount requirements during a specified period. The Company therefore respectfully advises the staff that it believes its current disclosure regarding these covenants is sufficient.

There are two restrictive financial covenants in the Company’s Alberta Lenders/Khosla Term Loan. The first convenant requires the Company to raise additional capital in the amount of $175 million on or before March 31, 2014, unless it can demonstrate three months of cash on hand. The Company currently anticipates being able to raise the requisite additional capital in the specified time frame, subject to the risks the Company has disclosed in the Risk Factors section of its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”).

The second covenant limits to $50 million the amount of capital expenditures the Company can make on its first standard commercial production facility prior to (i) production at its Columbus facility of, on average, at least 15,000 gallons per day of blendstocks reasonably acceptable to third party counterparties for a period of no less than 30 continuous days and (ii) the Company having raised additional capital in the amount of $175 million (collectively, the “Expenditure Milestones”). The equipment at the Company’s facility is designed to produce more than the requisite gallons of blendstocks on spec per day and, based on continued optimization of its processes, the Company currently believes it will be able to meet this requirement. Furthermore, as discussed above, the Company anticipates being able to raise additional capital at this time, subject to the risks it has disclosed in the Risk Factors section of the 2012 10-K. In addition, the Company would not commit to expenditures on its first standard commercial production facility exceeding $50 million until such time as it has met the Expenditure Milestones, so compliance with this covenant is largely within the Company’s control.

Securities and Exchange Commission

July 17, 2013

Item 8. Financial Statements and Supplemental Data, page 46

Note 11. Stockholders’ Equity, page 65

Warrants Issued in Connection with Alberta Lenders/Khosla Term Loan, page 65

3.	Please tell us and revise future filings to describe the material provisions of the warrants issued in connection with the Alberta Lenders/Khosla Term Loan, as well as tell us and disclose how you determined that such warrants should be accounted for as equity.

The Company determined that the warrants issuable pursuant to the Alberta Lenders/Kholsa Term Loan should be accounted for as equity based on the rationale that the Company does not have an obligation to transfer assets to the holders of the warrants. This is because the warrants cannot be redeemed and may only be satisfied by the issuance of shares to the warrant holders. This determination is supported by the guidance under Accounting Standards Codification 470-20, Debt Instruments with Detachable Warrants, which states that (i) proceeds from the sale of a debt instrument with stock purchase warrants are allocated based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at the time of issuance and (ii) the portions of the proceeds allocated to the warrants should be accounted for as paid-in capital.

In future filings, where the Company discusses the warrants issued in connection with the Alberta Lenders/Khosla Term loan, the Company will include additional information in the Stockholders’ Equity note to the Company’s financial statements with respect to the material provisions of the warrants issued, substantially as set forth below. The Company also intends to include a table substantially similar to the one set forth in its response below to Question Number 4, showing the aggregate warrants outstanding at the balance sheet date and any exercises and issuances that took place during the reporting period.

On January 26, 2012, the Company and its wholly-owned subsidiary KiOR Columbus, LLC, entered into a Loan and Security Agreement with 1538731 Alberta Ltd. as agent and lender, 1538716 Alberta Ltd. as lender (collectively, the “Alberta Lenders”) and KFT Trust, Vinod Khosla, Trustee, as lender (“Khosla,” collectively with the “Alberta Lenders,” the “Lenders”). Pursuant to the Loan and Security Agreement, the Alberta Lenders made a term loan to the Company in the principal amount of $50 million and Khosla made a term loan to the Company in the principal amount $25 million, for a total of $75 million in principal amount. In March 2013, the Company and the Lenders entered into an amendment to the Company’s Loan and Security Agreement which, among other things, increased the amount available under the facility by $50 million. The sums due to each Lender are referred to herein as a “Loan Advance.”

In connection with the Company’s initial entrance into the Loan and Security Agreement, it issued the Lenders warrants, (each, an “Initial Warrant”), to purchase an aggregate of 1,161,790 shares of the Company’s Class A common stock, subject to certain anti-dilution adjustments, at an exercise price of $11.62 per share, which was the consolidated closing bid price for the Company’s Class A common stock on January 25, 2012. The Initial Warrants were issued as partial consideration for the Lenders’ entry into the Loan and Security Agreement and will expire 7 years from the date of the grant. Each Initial Warrant may be exercised by payment of the exercise price in cash or on a net issuance basis.

In partial consideration for the amendment to the Company’s Loan and Security Agreement described above, the Company issued the Lenders warrants to purchase an aggregate of 619,867 shares of the Company’s Class A common stock for an exercise price per share of $5.71 (each, an “ATM Warrant”). In addition, on the first day of each subsequent 12 month period, the Company has agreed to grant to the Lenders additional shares under their respective ATM Warrants equal to (i) 3.75% of the average principal balance of the Loan Advance payable to such Lender as of the last calendar day of each of the subsequent twelve (12) months, divided by (ii) 100% of the volume-weighted average closing market price per share of the Company’s Class A Common Stock over the 20 consecutive trading days ending on, but excluding, the day of grant (the “Average Market Price”). The ATM Warrants expire on August 3, 2020. The ATM Warrant issued to Khosla will not be exercisable until the ATM Warrant issuance has been approved by the Company’s stockholders.

Securities and Exchange Commission

July 17, 2013

The Company must also issue Khosla warrants (each, a “Subsequent Drawdown Warrant”), to purchase shares of the Company’s Class A common stock in connection with each subsequent Loan Advance from Khosla. The number of shares of the Company’s Class A common stock underlying the Subsequent Drawdown Warrant (assuming no net issuance) is an amount equal to 18% of the amount of the subsequent Loan Advances from Khosla divided by the Average Market Price. The Subsequent Drawdown Warrants expire on August 3, 2020. The Subsequent Drawdown Warrant issued to Khosla will not be exercisable until the Subsequent Drawdown Warrant issuance has been approved by the Company’s stockholders.

In addition, the Company must issue each Lender one or more additional warrants to purchase shares of the Company’s Class A common stock if it elects payment of paid-in-kind interest on the outstanding principal balance of the Loan Advance for any month (collectively, the “PIK Warrants”). Any PIK Warrants issued prior to the amendment of the Company’s Loan and Security Agreement are referred to as Initial PIK Warrants. Any PIK Warrants issued subsequent to the amendment of the Company’s Loan and Security Agreement are referred to as the Subsequent PIK Warrants.

Except as described below, the number of shares of the Company’s Class A common stock underlying the Initial PIK Warrants (assuming no net issuance) was an amount equal to 18% of the amount of interest paid-in-kind divided by the average closing price of the Company’s Class A common stock over the 5 consecutive trading days ending on, but excluding, the day such interest was due (the “Initial PIK Warrant Average Market Price”). The per share price of the Initial PIK Warrants was the Initial PIK Warrant Average Market Price. Notwithstanding the foregoing, if the Initial PIK Warrant Average Market Price was less than $11.62 per share of the Company’s Class A common stock, subject to adjustment for stock splits, combinations and the like (the “Warrant Floor Price”), on the date the interest in kind on the outstanding principal balance of the Loan Advance was due and payable for such month, then (x) the initial per share exercise price for such PIK Warrant issued to such Lender was equal to the Warrant Floor Price and (y) the number of shares of Class A common stock underlying such PIK Warrant (assuming no net issuance) issued to such Lender was increased to a number of shares of Class A Common Stock (determined pursuant to the mutual agreement of the Company and such Lender) that would cause the fair market value of such PIK Warrant to be no less than the fair market value of the PIK Warrant that would have been issued had the Company issued such warrants with an exercise price equal to the Average Market Price. The Initial PIK Warrants were issued as partial consideration for the Lenders’ entry into the Loan and Security Agreement and will expire 7 years from the 18 month anniversary of the closing date of the Loan and Security Agreement.

The number of shares of the Company’s Class A common stock underlying the Subsequent PIK Warrants (assuming no net issuance) is an amount equal to 18% of the amount of interest paid-in-kind payable over the following 12 months divided by the Average Market Price. The Subsequent PIK Warrants expire on August 3, 2020. The Subsequent PIK Warrants issued to Khosla will not be exercisable until the Subsequent PIK Warrant issuances have been approved by the Company’s stockholders.

The number of shares for which each PIK Warrant, Subsequent Drawdown Warrant and ATM Warrant is exercisable and the associated exercise price is subject to certain anti-dilution adjustments. Each PIK Warrant, Subsequent Drawdown Warrant and ATM Warrant may be exercised by payment of the exercise price in cash or on a net issuance basis. The Initial Warrants, the PIK Warrants, the Subsequent Drawdown Warrants and the ATM Warrants obligate the Company to file a registration statement on Form S-3 covering the resale of such

Securities and Exchange Commission

July 17, 2013

warrants and the shares of the Company’s Class A common stock issuable upon exercise of such warrants. Subsequent PIK Warrants, Subsequent Drawdown Warrants and ATM Warrants issued by the Company in connection with the amendment required the Company to register the resale of such warrants and the shares underlying such warrants on a registration statement on Form S-3 by June 30, 2013. The Company is currently discussing with the warrant holders the timing of such a registration statement.

The Subsequent PIK Warrants, the Subsequent Drawdown Warrants and the ATM Warrants provide that if a registration statement is not declared effective on or prior to August 15, 2013, (the “Registration Deadline”), or if the registration statement has been declared effective but has been suspended, the Company will pay to the warrantholder liquidated damages. The liquidated damages payable is an amount equal to the product of (i) the aggregate exercise price of the warrant and the warrant shares then held by the warrantholder, which are not able to be sold pursuant to a registration statement for the reasons previously described ( the “Aggregate Share Price”), multiplied by (ii) one and one-half hundredths (.015), for each thirty (30) day period, (A) after the Registration Deadline and prior to the date the registration statement is declared effective by the SEC, and (B) during which sales of any warrants or warrant shares covered by a registration statement cannot be made pursuant to any such registration statement after the registration statement has been declared effective, subject to limited exceptions. The liquidated damages are payable in cash within five (5) trading days after the end of each thirty (30) day period that gives rise to the payment obligation, but are limited to 25% of the Aggregate Share Price paid by (or to be paid by) a warrantholder for its warrant shares.

The Company and the Lenders have agreed that without the Company’s first obtaining the approval from the Company’s stockholders, it will not have any obligation to issue, and will not issue, any warrants under the Loan and Security Agreement (including without limitation the ATM Warrants, the Subsequent Drawdown Warrants and the Subsequent PIK Warrants) to the extent that their issuance, when aggregated, would obligate the Company to issue more that 19.99% of the Company’s outstanding Class A common stock (or securities convertible into such Class A common stock), or the outstanding voting power, as calculated immediately prior to the execution of the amendment (subject to appropriate adjustments for any stock splits, stock dividends, stock combinations or similar transactions), in each case at a price less than the greater of the book or market value of the Company’s Class A common stock.

Based upon the terms detailed above, the Initial Warrants, PIK Warrants, Subsequent Drawdown Warrants and ATM Warrants have been accounted for as equity.

4.	In future filings, please revise your disclosure to also include a table showing a rollforward of the warrants issued/exercised during the periods presented and total warrants outstanding as of the balance sheet date that have been issued in connection with the Alberta Lenders/Kholsa Term Loan. In your year-end disclosures, please specifically identify in your rollfoward, which tranche of warrants issued represent the Subsequent Drawdown, ATM and PIK Warrants.

Securities and Exchange Commission

July 17, 2013

In future filings, where the Company discusses the warrants issued in connection with the Alberta Lenders/Khosla Term loan, the Company will include a table in the Stockholders’ Equity note to the Company’s financial statements showing (i) a rollforward of the warrants issued/exercised during the periods presented and total warrants outstanding as of the balance sheet date that have been issued in connection with the Alberta Lenders/Kholsa Term Loan and (ii) details as to which tranche of warrants issued represent Subsequent Drawdown, ATM and PIK Warrants. A sample of such a table, assuming a balance sheet date of June 30, 2013, is set forth below:

Warrant Holder	Type of Warrant	Shares underlying warrants issued as of December 31, 2012	Shares underlying warrants issued during the period ended June 30, 2013	Shares underlying warrants exercised during the period ended June 30, 2013	Shares underlying warrants outstanding at June 30, 2013
1538731 Alberta Ltd.	ATM	0	148,355	0	148,355
	PIK	61,264	133,429	0	194,693
	Other (1)	278,055	0	0	278,055
1538716 Alberta Ltd.	ATM	0	264,890	0	264,890
	PIK	109,391	238,242	0	347,633
	Other (1)	496,472	0	0	496,472
KFT Trust, Vinod Khosla, Trustee	ATM	0	476,730	0	476,730
	PIK	85,327	399,222	0	484,549
	Subsequent Drawdown Warrant	0	1,203,886	0	1,203,886
	Other (1)	387,263	0	0	387,263

(1)	Other warrants consist of the initial warrants issued in connection with the Company’s entrance into the Loan and Security Agreement.

Supplementary Financial Data, page 70

5.	In future filings, please disclose net sales and gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered) for each full quarter, as provided in Item 302(A)(1) of Regulation S-K.

The Company acknowledges the staff’s comment and in future filings will disclose net sales and gross profit for each full quarter, as provided in Item 302(A)(1) of Regulation S-K.

* * * * *

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company’s filings or in response to its comments on the Company’s filings.

If you have any further questions on our responses set out above and wish to contact us by telephone, please contact either the undersigned at (281) 694-8700 or Peter Buckland of WilmerHale, the Company’s outside counsel, at (650) 858-6000.

Securities and Exchange Commission

July 17, 2013

Very truly yours,

/s/ Christopher A. Artzer
Christopher A. Artzer
Vice President and General Counsel